                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2003

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The Board of Directors analyzed results for the first half of 2003

Half-year figures of Telecom Italia Media S.p.A. and consolidated results refer to the Group and Seat Pagine Gialle S.p.A. prior to the proportional spin-off effective August 1, 2003

Consolidated operating income quadrupled in the six-month period, reaching Euro 80 million

Consolidated revenues increased by 5.2% in uniform terms compared to the first half of 2002

Growth in the Internet area: revenues increased by 79% (+20% excluding the effect of the introduction of Decade 7), GOP increased (from Euro 1 to 21 million) compared to the first half of 2002. In Q2, operating income was in the black for the first time.

Tin.it active customers increased 19% compared to the first half of 2002 and Virgilio confirmed its position as the leading Italian portal with Euro 3.6 billion pageviews (+26% compared to the first half of 2002)

Revenues in the Television area increased by 22% (+33% taking into account the new advertising sales method) compared to the first half of 2002.

Operating income improved (+16.5%)

Advertising sales increased by 39%

compared to the first half of 2002

 In the six-month period, La7 reached important results in terms of share, which was constantly over 2%.

SEAT Pagine Gialle S.p.A. spin-off became effective as of August 1, 2003

SEAT PG GROUP

REVENUES: EURO 863 MILLION (-0.9% COMPARED TO THE FIRST HALF OF 2002), +5.2% NET OF THE EXCHANGE EFFECT AND THE CHANGE IN CONSOLIDATION AREA

GOP: EURO 246 MILLION

(+17.3% COMPARED TO THE FIRST HALF OF 2002)

OPERATING INCOME BEFORE GOODWILL: EURO 166 MILLION

(+53.4% COMPARED TO THE FIRST HALF OF 2002)

OPERATING INCOME: EURO 80 MILLION

(EURO 19 MILLION IN THE FIRST HALF OF 2002)

NET RESULT: EURO -7 MILLION, WITH AN IMPROVEMENT COMPARED TO THE FIRST HALF OF 2002 (EURO -14 MILLION)

NET FINANCIAL DEBT: EURO 606 MILLION

(EURO -74 MILLION COMPARED TO DECEMBER 31, 2002)

SEAT PG S.p.A

REVENUES: EURO 520 MILLION

(+13.1% COMPARED TO THE FIRST HALF OF 2002)

GOP: EURO 230 MILLION

(+10.3% COMPARED TO THE FIRST HALF OF 2002)

OPERATING INCOME: EURO 135 MILLION

(+35.2% COMPARED TO THE FIRST HALF OF 2002)

NET INCOME: EURO 19 MILLION

(LOSS OF EURO 8 MILLION IN THE FIRST HALF OF 2002)

Milan, September 1, 2003 – Today, the Board of Directors of Telecom Italia Media (Telecom Italia Group), chaired by Riccardo Perissich, analyzed and approved the half-year report of the Group for the period ended June 30, 2003.

SEAT PG GROUP

Revenues amounted to Euro 863 million and decreased by 0.9% compared to the same period of 2002, mainly due to the divestments carried out over the past year: based on a uniform consolidation area and net of the exchange effect, revenues increased by 5.2%. Revenues in the Internet Area contributed to reaching this results, increasing by 79% (+20% net of the effect of the introduction of Decade 7), as did revenues in the Television Area, which increased by 22% and in the Directory Assistance Area (+10%). Revenues in the Directories Area remained essentially stable, despite the negative economic scenario and the poor performance of the advertising market.

Gross operating profit increased by 17.3% compared to the first half of 2002 to Euro 246 million (Euro 209 million compared to the first half of 2002). The ratio to revenues was 28.5%, up compared to the first half of 2002 (24%).

Operating income before goodwill amounted to Euro 166 million, up 53.4% compared to the first half of 2002 (Euro 108 million).

Operating income (after amortization of goodwill) was positive at Euro 80 million and quadrupled compared to the first half of 2002 (Euro 19 million), with a ratio to revenues of 9.3% (2.2% in the first half of 2002).

The income statement for the first half of 2003 posted an income before taxes amounting to Euro 19 million, with a sharp increase compared to the first half of 2002 when a loss of Euro 40 million was posted, and a net loss of Euro 7 million (Euro -14 million in the first half of 2002).

Operating free cash flow for the period reached Euro 181 million, up Euro 59 million compared to the first half of 2002.

Net financial debt amounted to Euro 606 million, down Euro 74 million compared to December 31, 2002 (Euro 680 million).

SEAT PAGINE GIALLE S.p.A.

Seat PG S.p.A. revenues amounted to Euro 520 million, up 13.1% compared to the same period in 2002 (Euro 459 million), thanks to the good performance of Pronto PAGINE GIALLE (+41% compared to the first half of 2002) and the revenues of the Tin.it Division that amounted to Euro 107 million, up 90.4% compared to the first half of 2002 (+20% net of the effect of the introduction of Decade 7).

Gross operating profit amounted to Euro 230 million, up 10.3% compared to the first half of 2002 (Euro 209 million) with a ratio to revenues of 44.3% (45.4% in the first half of 2002).

Operating income amounted to Euro 135 million, up 35.2% compared to the same period in 2002 (Euro 100 million) with a ratio to revenues of 26.1% (21.8% in the first half of 2002).

Net income was Euro 19 million, with an increase compared to the same period of the previous year, when net loss was Euro 8 million.

PERFORMANCE OF THE BUSINESS AREAS

INTERNET

In the first half of the year, revenues from the Internet Business Area amounted to Euro 118 million, up 79% compared to 2002, due also to the new accounting procedure applied to dialup Internet traffic revenues introduced in 2003 (Decade 7). Net of its effect and in comparable terms, the growth would have amounted to 20%.

Gross operating profit amounted to Euro 21 million, with a strong increase compared to the first half of 2002, when it amounted to Euro 1 million. Furthermore, in Q2 operating income of the Area was in the black for the first time, due mainly to the new range of products, economies of scale and cost-cutting measures.

Specifically:

•

Revenues from the Tin.it Division amounted to Euro 107 million (Euro 56 million in the first half of 2002), with an increase of 90% mainly due to the introduction of the new accounting procedure applied to dialup Internet traffic revenues (Decade 7) introduced as of January 1, 2003. Net of its effect and in comparable terms, the growth would have amounted to 20%. Gross operating profit amounted to Euro 22 million (Euro 10 million in the first half of 2002). Operating income amounted to Euro 3 million (despite amortization of goodwill amounting to Euro 6 million) and increased by Euro 15 million compared to the first half of 2002. Active customers at June 30, 2003 increased by 19% to 2.4 million (1.9 million at June 30, 2002).

•

Matrix revenues amounted to Euro 15 million (Euro 10 million in the first half of 2002), with an increase of 54.7% and a gross operating loss of Euro 1 million, for a sharp improvement compared to the first half of 2002 (Euro -8 million). Virgilio confirmed its position as the leading Italian portal and its users amounted to about 11 million browser units (+32.6% compared to the first half of 2002); pageviews for the first six months of the year were 3.6 billion (+26% compared to the first half of 2002).

TELEVISION

Despite the ongoing recession in the advertising market, in the first half of 2003 revenues from the Television Business Area increased by Euro 51 million, up 22% (+33% in comparable terms, therefore taking into account the different advertising sales method) compared to the first half of 2002. Gross operating loss was Euro 17 million, improving by 27.5% compared to the first half of 2002 (Euro -24 million), despite higher costs incurred for the new programming format. Operating income (Euro -36 million) increased by 16.5% compared to the same period of the previous year (Euro -43 million). There was a 39% growth compared with the first half of 2002, in advertising sales for the Business Unit. Furthermore, in the six-month period, La7 strengthened its publishing image and brand awareness, and increased the recognition of its programs, increasing its share (source: Auditel) compared to the first half of 2002, reaching a stable audience of over 2%. MTV – the leading broadcaster in the TV segment targeting young people – also strengthened its position in the advertising market.

OFFICE PRODUCTS & SERVICES

In the first half of 2003, revenues from the Office Products & Services Business Area amounted to Euro 110 million, decreasing by 6% compared to the first half of 2002 in comparable terms, net of the impact of assets transferred in April and excluded from the consolidation area. This decrease in revenues is mainly due to a slowdown in the consumer and office products markets and to a drop in the sales of IT consumables. Gross operating profit improved by 1% in comparable terms, whereas operating income decreased by 28% in comparable terms, compared to the first half of 2002.

DIRECTORIES

In the six-month period the Directories Area recorded essentially stable revenues amounting to Euro 453 million (-0.8% compared to the first six months of 2002) and a gross operating income of Euro 233 million, slightly higher than in the first half of 2002. Operating income was Euro 143 million (+9.7%). In an advertising market that is still strongly recessive, and due also to the devaluation of the pound against the euro, the Directories Area just ended what will probably be the most difficult quarter of the year (based also on the trend seen in the order portfolio): revenues for Q2 2003 amounted to Euro 315 million, 1.8% lower than in the same period of 2002. This decrease was due to the less-than-positive advertising sales for the directories published in the large cities of northern Italy, including Milan, whereas in central and southern Italy revenues continued to grow steadily.

DIRECTORY ASSISTANCE

In the six-month period, revenues of the Directory Assistance Area increased by 9.6% to Euro 87 million, due to the good performance of all the activities of the Area, especially the 89.24.24 Pronto PAGINE GIALLE and Telegate services. Gross operating profit amounted to Euro 16 million, increasing sharply compared to the first half of 2002 (Euro 5 million). Operating loss was Euro 1 million, compared to Euro 14 million in the first half of 2002.

BUSINESS INFORMATION

Revenues from the Business Information Area amounted to Euro 51 million. Gross operating profit amounted to Euro 1 million (Euro 6 million in the first half of 2002). Operating income before the amortization of goodwill was negative by Euro 2 million.

EVENTS SUBSEQUENT TO JUNE 30, 2003

•

SEAT PAGINE GIALLE S.p.A. SPIN-OFF

The extraordinary operation for the proportional partial spin-off of Seat Pagine Gialle S.p.A. (“Company Effecting the Spin-off”), approved by the General Shareholders’ Meeting held on May 9, 2003, became effective as of August 1, 2003.

The Company Effecting the Spin-off has taken on the company name Telecom Italia Media. The Spun-off Company has been named Seat Pagine Gialle and has received all the activities of the Directories, Directory Assistance and Business Information areas.

•

SEAT PAGINE GIALLE S.p.A. TRANSFER

On August 8, 2003 the Telecom Italia Group finalized the transfer of its stake of about 61.5% in the new Seat Pagine Gialle S.p.A. to the consortium made up of BC Partners, CV Capital Partner, Permira and Investitori Associati.

§

The spin-off of Seat Pagine Gialle S.p.A. having become effective, pro-forma results of the Company Effecting the Spin-off (Telecom Italia Media) and of the Spun-off Company (Seat Pagine Gialle) are reported hereinafter. They were reconstructed based on the consolidated financial statements of Seat Pagine Gialle S.p.A. at June 30, 2003, as if the spin-off had become effective January 1, 2003.

PRO-FORMA FIGURES OF TELECOM ITALIA MEDIA (COMPANY EFFECTING THE SPIN-OFF) FOR THE FIRST HALF OF 2003

Consolidated revenues of Telecom Italia Media amounted to Euro 300 million, increasing Euro 8 million compared to the first half of 2002 (Euro 292 million). Gross operating profit amounted to Euro 4 million, increasing by Euro 22 million compared to the first half of 2002. Operating loss was Euro 48 million, for a Euro 28 million improvement compared to the first half of 2002 (Euro -76 million). The net financial position of Telecom Italia Media amounted to Euro 89 million and included spin-off adjustments calculated based on equity values at June 30, 2003, that the Spun-off Company will pay to the Company effecting the Spin-off.

PRO-FORMA FIGURES OF SEAT PAGINE GIALLE (SPUN-OFF COMPANY) FOR THE FIRST HALF OF 2003

Consolidated revenues of Seat Pagine Gialle amounted to Euro 572 million, down Euro 15 million compared to the first half of 2002 (Euro 587 million). Gross operating profit was Euro 240 million, up Euro 14 million compared to the same period in 2002, and operating income amounted to Euro 126 million, with an increase of Euro 32 million (Euro 94 million in the first half of 2002). Net financial indebtedness of Seat Pagine Gialle amounted to Euro 695 million and included spin-off adjustments calculated based on equity values at June 30, 2003, that the Spun-off Company will pay to the Company effecting the Spin-off.

§

The Board of Directors of Telecom Italia Media also adopted its own Code of Conduct, thus explaining the company’s choices regarding Corporate Governance, in line with international best practices.

Communications and Media Relations

Telecom Italia Media Press Office

+39 06 3688 2610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 1st, 2003

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer